Exhibit 99.1

Scorpio Tankers Inc. Announces Newbuilding Contracts and Delivery of Time Chartered-In Vessels

MONACO -- (Marketwire) – January 22, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has reached an agreement with Hyundai Mipo Dockyard Ltd. of South Korea for the construction of two 50,000 deadweight ton product tankers to be delivered in May and June 2014.  In addition, the Company has taken delivery of four previously announced time chartered-in vessels.

Newbuilding vessel orders

The Company recently reached an agreement with Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) for the construction of two MR product tankers for approximately $32.5 million each.  These vessels will be delivered in May and June 2014 and are a continuation of the Company’s existing newbuilding program for fuel-efficient vessels.  In conjunction with these contracts, the Company received fixed price options with HMD to construct up to four 37,000 deadweight ton ‘Handysize’ fuel-efficient product tankers to be delivered within 2014.

The Company currently has a total of 13 MR product tanker newbuilding orders with HMD and SPP Shipbuilding Co., Ltd. of South Korea.  Three are expected to be delivered to the Company by April 2013 and the remaining 10 by September 2014.  The Company also has fixed-price options to construct a total of 12 additional newbuilding product tankers at these yards.

Delivery of time chartered-in vessels

The Company recently took delivery of four previously announced time chartered-in vessels, two LR2’s, and two MR’s.

Emanuele Lauro, chief executive officer and chairman of the board commented, "Our markets have witnessed significant tightening since the middle of November, beyond what seasonal expectations alone would typically augur.  As we look back at 2012, the fundamental changes in trade volumes and flows that we predicted were slow to materialize, but the manifestation of these fourth quarter improvements are becoming evident so far in the current quarter.  Between the increases in exports of refined products from the United States, demand from developing markets, and trading activity across volatile commodity markets, we are confident in our newbuilding program and our charter-in strategy.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, five MR tankers, and one post-Panamax tanker with an average age of 4.8 years, time charters-in 20 vessels (three LR2, three LR1, nine MR and five Handymax tankers), and has contracted for 13 newbuilding MR's (three are expected to be delivered to the Company by April 2013 and the remaining 10 by the end of September 2014). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616